# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trinseo PLC, CIK 0001519061
CUSIP: G9059U107
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: 440 East Swedesford Road, Suite 301, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001661655

## Reporting persons
- Nut Tree Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,027,280; sole dispositive power 0; shared dispositive power 3,027,280; aggregate amount beneficially owned 3,027,280 (8.3% of the class)
- Nut Tree Capital Management GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,027,280; sole dispositive power 0; shared dispositive power 3,027,280; aggregate amount beneficially owned 3,027,280 (8.3% of the class)
- Jared R. Nussbaum: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,027,280; sole dispositive power 0; shared dispositive power 3,027,280; aggregate amount beneficially owned 3,027,280 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Trinseo PLC
Address of issuer's principal executive offices: 440 East Swedesford Road, Suite 301, Wayne, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) Nut Tree Capital Management, LP ("Nut Tree Capital Management");
ii) Nut Tree Capital Management GP, LLC ("Nut Tree Capital Management GP"); and
iii) Jared R. Nussbaum ("Mr. Nussbaum").

This Statement relates to Ordinary Shares, par value $0.01 per share (the "Shares"), held by Nut Tree Master Fund, LP ("Nut Tree Master Fund"). Nut Tree Capital Management serves as investment adviser to Nut Tree Master Fund. Nut Tree Capital Management GP serves as a general partner of Nut Tree Capital Management. Mr. Nussbaum serves as Chief Investment Officer and managing partner of Nut Tree Capital Management, and is the sole member of Nut Tree Capital Management GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 55 Hudson Yards, 22nd Floor, New York, NY 10001.
Citizenship:
i) Nut Tree Capital Management is a Delaware limited partnership;
ii) Nut Tree Capital Management GP is a Delaware limited liability company; and
iii) Mr. Nussbaum is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of 3,027,280 Shares held by Nut Tree Master Fund.
Percent of class: As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of approximately 8.3% of the Shares outstanding. (There were approximately 36,559,868 Shares outstanding as of March 5, 2026, according to the Issuer's annual report on Form 10-K/A, filed April 27, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,027,280
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,027,280

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Nut Tree Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nut Tree Capital Management, LP: /s/ Jared R. Nussbaum, Jared R. Nussbaum, Chief Investment Officer and managing partner (05/15/2026)
- Nut Tree Capital Management GP, LLC: /s/ Jared R. Nussbaum, Jared R. Nussbaum, sole member (05/15/2026)
- Jared R. Nussbaum: /s/ Jared R. Nussbaum, Jared R. Nussbaum (05/15/2026)